20549-0408

                           January 7, 2005


Martin A. Thomson
President
First Federal of Northern Michigan Bancorp, Inc.
100 South Second Avenue
Alpena, Michigan  49707

Re: First Federal of Northern Michigan Bancorp, Inc.
            Currently filing as Alpena Bancshares, Inc.
       Form SB-2, filed December 10, 2004
       File Number 333-121178

Dear Mr. Thomson:

      We have reviewed your Form SB-2, as well as the Form 10-KSB and related filings of Alpena Bancshares, Inc., and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. You repeatedly refer to First Federal being a Maryland corporation. Please delete this from the cover and explain it just once in the summary so that your reader can focus on the most important issues.


2. In the bulleted section you refer to the subscription offering by reference to "priority rights," the "subscription offering," and "priority orders." It would appear that these terms are being used interchangeably. Please revise to clarify.

3. The third paragraph is potentially confusing. Please revise to clearly set out the 2 transactions which you are conducting simultaneously.

4. Be sure that your text is easily readable. Use adequately sized text and appropriate spacing. Note for example on the cover and on pages 35, 40 and 42. Also, some of your paragraphs are very long and dense. Throughout the filing use short paragraphs that are easier to read. Note for example the last on page 13.

About this Prospectus - page iv

5. Please delete this legend. The terms you use need to be clear from context.

Business Strategy - page 7

6. Please describe your business operations so that the bullet items have some context. Also consider providing quantification and more explanation for each bullet.

7. Consider describing your historical focus on traditional mortgage lending, the current percentage of your portfolio represented by such loans and your shift to commercial lending. Quantify the current percentage of lending origination between commercial and traditional mortgage lending and quantify the level of commercial loans you hold currently and that you would like to reach.

8. Currently it is unclear what the interrelationship is between the negative and positive trends that occur in your historical operating figures, the economics of your market area, your management objectives and your operations. Please revise the summary to provide an overview of this situation and discuss it in detail in the body of the text.

9. For the past several years indicate when you made significant operating changes. Note also in the body of the text.

10. Either here or in the risk factor on page 20, describe the population and economics of your market area. Also discuss the trends in these numbers.

11. Quantify your total assets and indicate the number of branches that you have.







The Exchange of Existing Shares... - page 11

12. Either here or under separate subheading discuss the availability of dissenters rights and what this means for current shareholders. Provide a complete discussion of this matter in the body of the text.

Issuance of Shares...to the Charitable Foundation - page 12

13. Please give examples of the size and type of disbursements the foundation will make. Also, indicate that you do not plan to make any further contributions to the foundation in the future.

14. To provide context, please disclose Alpena`s charitable contributions in 2003 and 2004.

How We Intend to Use the Proceeds... - page 14

15. Given the lack of any specific use of the proceeds, discuss your
ability to place these funds into productive use. As warranted, discuss the level of demand for loans at your bank. Indicate the amount of time you feel it will take to put these funds to use. Note also in the body of the text and in the risk factor bridging pages
22
and 23.

Benefits to Management... - page 16

16. Please expand the stock awards disclosure to include a range of values based upon after- market performance. We note similar disclosure in several recent thrift conversions including Clifton
Savings, PSB Holdings, and Home Federal.

Market for Common Stock - page 17

17. Disclose the consequences of not having four market makers.

Changes in Market Interest Rates... - page 21

18. Please reconcile the notion that "value" would increase and book value would decrease in an increasing interest rate environment.

Our Failure to Utilize Effectively the Net Proceeds... - page 22

19. At the top of page 23 quantify your current return on equity and disclose how this relates to the national average.





The Ownership Interest of Management... - page 23

20. Quantify the expected ownership level of officers and directors after this offering. Please ensure that each risk factor is quantified to the extent feasible.

Selected Consolidated Financial and Other Data - page 27

21. Please revise this information to disclose the amount of cash dividends declared per share in each period presented. Refer to Item
301 of Regulation S-K.

How We Intend to Use the Proceeds... - page 30

22. We note from the second page of the appraisal that you intend to contribute funds to the bank as required to achieve a 10% regulatory core capital ratio. If correct, please reflect this in this subsection.

Overview of Financial Condition... page 44

23. Please reconcile the first and second reasons given towards the end of the first paragraph.

Management`s Discussion and Analysis - page 44

General

24. Please revise to include a discussion of 2002 financial results as compared to 2001.

Critical Accounting Policies - page 45

25. Please revise to clarify why you do not consider all the material estimates disclosed in Note 1 as critical or address each of them in this section.

26. Refer to Section V of Release Nos. 33-8350/34-48960 and revise this section to address the following for each critical accounting policy:
* Specifically identify why each policy is considered critical by management.
* Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.




* Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.
* Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.
Management Strategy - page 46

27. Please provide an historical context for your current operating strategy by discussing the reasons for the underlying interest rate problems you have had in the past and continue to have. We note that despite the changes you have made your interest rate spread is declining, you face a decline in NPV from both an increase and decrease in interest rates and you are holding "high levels of liquid assets" to invest in "higher yielding securities" rather than making relatively high rate, adjustable commercial loans while your return on assets and equity is below par. Please explain how this situation came to be and how you want your company to be positioned in the future, with quantification.

28. Where appropriate, discuss your traditional mortgage loan operations as a separate line of business. Explain why you are continuing to make these loans and discuss your plans. We note that you have expanded the staffing in this area. Where appropriate, as material, discuss and quantify mortgage loan origination, funding, warehousing, loan sales, servicing, the profitability of this line of business and the extent of risk, including retained risk on sale of loans.

Increasing and Diversifying Our Sources of Non-Interest Income -
page
47

29. Please revise the Business section to thoroughly discuss the business and operations of all subsidiaries, including the InsuranCenter of Alpena. Identify material contracts and discuss their terms. Similarly revise the footnotes to the financial statements to disclose all material accounting polices applied to these operations.

Management of Interest Rate Risk - page 47

30. Please revise this section to include disclosure of your cumulative gap analysis.







Comparison of Operating Results for the Nine Months Ended
September
30, 2004 and September 30, 2003

Non-Interest Income - page 55

31. Please revise to expand your discussion of the decrease in non-interest income to explain why the drop in mortgage banking activities was so significant and whether you expect this trend to continue.

Comparison of Operating Results for the Years Ended December 21,
2003
and December 31, 2002

Non-Interest Expense - page 58

32. Please revise here and in the footnotes to the financial statements, as applicable, to discuss in more detail how imputed interest on the acquisition of ICA arose and how it was calculated.

Recent Accounting Standards - page 60

33. Please revise your discussion of the exposure draft relating to stock based compensation to include an analysis of the recently issued 123(R), and your assessment of the potential impact on operations.

Business of Alpena Bancshares, Inc. and First Federal of Northern
Michigan - page 62

General

34. Please revise to exclude loans held for sale from your Industry
Guide 3 disclosures since those disclosures relate only to portfolio loans.
Market Area - page 62

35. Provide a more thorough description of the economic aspects of your market area. Give unemployment and average income information and discuss trends. Explain the reason for any material trends or differences from state and national figures. We note the related tables in Chapter 2 of the appraisal.






Lending Activities - page 63

36. Please reconcile your tabular disclosure of loan maturities on page 68 to the loan portfolio outstanding as of December 31, 2003 on page 67.

37. We note from your disclosures on page 69 that you defer loan origination fees and costs as required by SFAS 91; however, your loan portfolio disclosures on page 67 indicate that there are no deferred amounts at the end of all periods presented. Please revise this section and in the footnotes to the financial statements, as applicable, to further clarify your accounting policy, to disclose where the deferred costs are recorded and to disclose the method used to amortize them.

Commercial Loans - page 65

38. Given the significant increase in these loans, discuss the vulnerability of the company to their mostly unseasoned nature.

Classification of Assets- page 72

39. Please revise here and in the footnotes to the financial statements to disclose how you account for investments in subsidiaries, including Financial Services and Mortgage
Corporation
(FSMC) and your related policies. Revise here to disclose why you classified your investment in FSMC as sub-standard, clarifying if the nature of your investment was a loan.

 Investment Activities - page 76

40. Please revise your tabular disclosure of investment maturities on page 79 to also include the investment portfolio outstanding as of December 31, 2003. Refer to Item II.B of Industry Guide 3.

Legal Proceedings - page 83

41. Please revise to disclose managements` assessment of threatened and pending litigation on your cash flows.

Change in Control Agreements - page 100

42. Quantify the value of the change in control agreements were payments made as of a recent date.





Material Income Tax Consequences - page 124

43. Clarify that the opinion disclosed in the first partial paragraph on page 126 is that of Luse Gorman Pomerenk. Also revise this text to reflect the language in the opinion.

Consolidated Financial Statements

General

44. Please revise the table of contents to disclose why the financial statements in this registration statement are not those of the registrant.

45. Please revise the consolidated statement of financial position to separately disclose non-interest bearing and interest bearing deposits. Refer to Article 9-03.12 of Regulation S-X.

46. Please revise the footnotes to the financial statements to clarify the authoritative basis for classifying real estate held for sale as an investing activity in the consolidated statement of cash flows.

Note 1 - Summary of Significant Accounting Policies

General

47. Please revise to clarify how you applied SFAS 131 to your financial statements. It appears your subsidiaries represent operating segments under that standard. Consider the guidance set forth in paragraph 16.

Principles of Consolidation and Organization - page F-8

48. Please revise to disclose how you identified and valued the customers lists and the exclusive health care contract acquired from
ICA, how you determined the amortization periods and terms of the exclusive health care contract.

49. Please revise to disclose how you accounted for the premium paid in the branch acquisitions.

50. Please revise MD&A to discuss the effects of the contribution to the foundation of operations and to identify the period in which it is expected to occur.





Securities - page F-11

51. Please revise to describe how you determine the fair value of your investment securities and how the cost of securities sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined.

Property and Equipment - page F-14

52. Please revise to disclose the range of depreciable lives used for each asset category.

Core Deposit Intangibles - page F-14

53. Please revise to clarify how you determine and apply the range of lives assigned to these assets. Also, disclose the method used to amortize them.

Servicing - page F-14

54. Please revise here and in the Business section to disclose the nature and terms of transactions resulting in purchased servicing assets, including quantification of purchased servicing assets and how your accounting complies with SFAS 140.

Stock Compensation Plan - page F-15

55. Please revise your disclosure to report the pro forma effects of the stock compensation plan as required by paragraph 45(c) of SFAS 123 and paragraph 2(e) of SFAS 148; otherwise, provide us your SAB Topic 1:M analysis documenting how you determined the amounts are immaterial. We believe that, in the absence of accounting for stock based compensation under the fair value model SFAS 123, the pro forma presentation is meaningful disclosure.

Earnings Per Share - page F-16

56. Please revise to include the disclosure requirements of paragraph
40(c) of SFAS 128.

Note 2 - Investment Securities - page F-21

57. Please revise to include the tabular disclosures required by EITF
03-1.







Note 4 - Real Estate Held for Sale - page F-24

58. Please revise your footnote to more clearly describe the real estate held for sale so readers can determine if further declines in value are likely. See also our comments on the consolidated statement of cash flows on the Business section, where we request expanded discussions of these activities.

Note 6 - Servicing - page F-25

59. Please revise to disclose how you determined that 253 and 264 months is the appropriate estimate of weighted average life for your servicing assets. This seems long considering the mortgage refinance environment. Also, disclose how prepayments have effected these assets.

60. Please revise to disclose the basis for not updating the
valuation of these assets at September 30, 2004.   We believe this
update is required on a quarterly basis. Also, revise your policy footnote to disclose when these assets are evaluated for impairment.

Note 7 - Intangible Assets and Goodwill - page F-27

61. Please revise to disclose the nature of the intangible acquisition costs and the authoritative basis for your accounting. Acquisitions costs are typically period costs that should be expensed as incurred.

62. Please revise your footnote to disclose the weighted average amortization period, in total and by major intangible asset class, for all major classes of intangible assets and to include the annual amortization of all intangibles for the next five years. Refer to paragraphs 44(a)(3) and 45(a)(3) of SFAS 142.

Note 9 - Federal Home Loan Bank Advances - page F-30

63. Please revise your footnote to include the total carrying value of loans pledged as collateral for FHLB advances. Refer to paragraph
17.a.2 of FASB 140.

Note 14 - Employee Benefit Plans - page F-38

64. Please revise to disclose the vesting requirements for the Stock
Option Plan on page F-41.

65. Please describe in more detail what the limited rights are under the Stock Option Plan discussed on page F-41, and if any of the stock purchased under the limited rights grants are restricted.




List of Exhibits

66. For exhibit number 99.3, disclose the practical implications of
Rule 202 for an ordinary investor and disclose how they can obtain this information.

Exhibit 8

67. Prior to effectiveness you will need to file an opinion, rather than a form of opinion.

General

68. Please include an updated consent of the independent auditors in the pre-effective amendment.

69. Please note the updating requirements of Item 310(g) of Regulation S-B.


      *  *  *  *  *




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Note that many of these comments apply to comparable disclosure in your Form 10-KSB and related filings. Reflect these comments in your next appropriate `34 Act filing. Confirm in writing that you will make these changes or advise us why you believe they are not appropriate.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on accounting matters to Rebekah Moore at
202-842-5482, or to Paul Cline, Senior Accountant, at 202-942-
1782.
Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-1779.

      						Sincerely,


							Barry McCarty
      Senior Counsel

By fax : Steve Lanter
	  Fax number 202-362-2902



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First Federal of Northern Michigan Bancorp, Inc.
Page 1